EXHIBIT
SEABOARD SURETY COMPANY
Statutory Financial Statements
December 31, 1996 and 1995


The Board of Directors
Seaboard Surety Company:
We have audited the accompanying statutory statements of admitted assets, liabilities, capital stock and surplus of Seaboard Surety Company (a wholly-owned subsidiary of St. Paul Fire and Marine Insurance Company) as of December 31, 1996 and 1995, and the related statutory statements of income, capital stock and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described more fully in Note 2 to the financial statements, the company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of New York, which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles also are described in Note 2.
In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Seaboard Surety Company as of December 31, 1996 and 1995, or the results of its operations or its cash flows for the years then ended.
Also, in our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of Seaboard Surety Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 2.
May 16, 1997
  Admitted Assets
                                                  1996     1995
Cash and invested assets:
 Bonds                                            $275,760 $274,862
Affiliated common stock                             10,849 10,509
 Cash and short-term investments                     7,052   10,842
  Total cash and invested assets                   293,661  296,213
Agents' balances and uncollected premiums, net       (227) (1,599)
Reinsurance recoverable (payable)                    5,045 (2,386)
Interest income due and accrued                      4,461 4,506
Receivable from affiliates                           4,529 --
Other assets                                         600      1,416
  Total admitted assets                           $308,069 $298,150
  Liabilities, Capital Stock and Surplus
Liabilities:
 Losses                                           $ 59,899 $ 59,805
 Loss adjustment expenses                           15,443  13,472
  Total loss and loss adjustment expenses           75,342 73,277
 Contingent commissions                              (634) 490
 Other expenses                                      2,728 2,116
 Taxes, licenses and fees                              749 360
 Federal and foreign income taxes                    2,512 3,082
 Unearned premiums                                  75,275 69,409
 Policyholder dividends                              2,265 2,523
 Provision for reinsurance                           2,399 1,916
 Excess of statutory reserves over statement reserves   19 712
 Payable to affiliates                                  -- 3,366
 Other liabilities                                   3,407 1,945

  Total liabilities                                164,062 159,196
Capital stock and surplus:
 Capital stock                                       5,000 5,000
 Paid-in surplus                                    17,484 17,484
 Unassigned surplus                                121,523  116,470
  Total capital stock and surplus                  144,007 138,954

  Total liabilities, capital stock and surplus    $308,069 $298,150

See  notes to statutory financial statements.
                                                     1996  1995
Underwriting gain:
 Premiums earned                                  $67,726 $61,499
 Losses incurred                                  $14,699 $15,392
 Loss adjustment expenses incurred                  6,987 7,376
 Underwriting expenses incurred                    40,436   36,155
  Total underwriting deductions                    62,122 58,923
  Net underwriting gain                             5,604      2,576
Investment income:
 Net investment income earned                      19,988 18,886
 Net realized capital losses                         (568)      (10)
  Net investment gain                               19,420 18,876
Other expense                                        (390)      (75)
  Net income before dividends to policyholders and
       federal and foreign income taxes             24,634 21,377
Dividends to policyholders                           1,184     1,128
  Net income before federal and foreign income
taxes                                               23,450 20,249
Federal and foreign income taxes incurred            7,356   4,934
  Net income                                       $16,094  $15,315
See  notes to statutory financial statements.


                                                      1996      1995
Capital stock and surplus at beginning of year    $138,954 $126,809
Gains (losses) in surplus:
 Net income                                         16,094 15,315
 Change in net unrealized capital gains                340 280
 Change in non-admitted assets                       1,436 (871)
 Change in provision for reinsurance                 (483) 2,308
 Change in excess of statutory reserves over
statement reserves                                     693 94
 Dividends to stockholder                         (13,895)   (5,270)
 Other surplus changes                                 868         289
  Total change in surplus                            5,053     12,145
Capital stock and surplus at end of year          $144,007 $138,954
See  notes to statutory financial statements.
                                                    1996      1995
Net cash provided from operations:
  Premiums collected, net of reinsurance          $ 73,630 $ 66,416
  Loss and loss adjustment expenses paid          (26,070) (6,161)
  Underwriting expenses paid                      (40,549) (37,476)
   Net cash provided from underwriting               7,011 22,779
  Net investment income 19,836 18,294
  Other expenses, including dividends to
policyholders                                      (1,733) (939)
  Income taxes paid                                (7,926)   (196)
   Net cash provided from operations                17,188 39,938
Net cash provided from (applied to) investments:
 Proceeds from investments sold, matured or repaid:
  Bonds                                             43,525 11,150
  Change in receivable for securities                   68 (82)
   Total investment proceeds                        43,593 11,068
 Cost of investments acquired:
  Bonds                                             44,805 48,975
  Change in payable for securities                      --  3,811
   Total investments acquired                       44,805   52,786
   Net cash applied to investments                 (1,212) (41,718)
Net cash provided from (applied to) financing and miscellaneous:
 Cash provided:
  Net transfers from affiliates                        -- 5,471
  Other sources                                     2,024    902
   Total cash provided                              2,024    6,373
 Cash applied:
  Dividends to stockholder                         13,895 5,270
  Net transfers to affiliates                       7,895 --
  Other applications                                   --   1,606
   Total cash applied                              21,790    6,876
   Net cash applied to financing and
miscellaneous                                     (19,766) (503)
   Net decrease in cash and  short-term
investments                                        (3,790) (2,283)
Cash and short-term investments:
 Beginning of year                                  10,842   13,125
 End of year                                     $   7,052 $ 10,842

See  notes to statutory financial statements.
(1) Affiliation
 Seaboard Surety Company (the company) is a wholly-owned subsidiary of St. Paul Fire and Marine Insurance Company (Fire and Marine), which is a wholly-owned subsidiary of The St. Paul Companies, Inc. (SPC).
Fire and Marine and SPC provide certain investment, administrative and data processing services to the company. The company provides certain underwriting, reinsurance, claim adjusting and premium collection services to Fire and Marine and two of its affiliated insurers under a management agreement to conduct surety business on their behalf. The cost of providing these services is charged to the respective companies based on usage or estimates of the time spent for the benefit of each company.
(2) Summary of Significant Accounting Policies
 Basis of Financial Statement Presentation
 The accompanying statutory financial statements have been prepared in conformity with accounting practices prescribed or permitted by the Insurance Department of the State of New York, which vary in some respects from generally accepted accounting principles (GAAP). The company has no material permitted statutory accounting practices.
 The more significant differences between statutory accounting practices and GAAP are as follows:
 a) Acquisition costs, such as commissions, premium taxes and other underwriting expenses are expensed when incurred, rather than deferred and amortized to expense evenly over the policy term.
 b) Certain assets are designated as "non-admitted assets" and charged directly to unassigned surplus. The company's non-admitted assets consisted primarily of agents' balances and uncollected premiums over 90 days past due.
 c) Deferred federal income taxes are not provided for the temporary differences related to assets and liabilities that are recognized in different years for tax purposes than for financial reporting purposes.
 d) On certain lines of insurance, statutory loss and loss expense reserves are required in excess of amounts considered adequate by the company and have been provided and charged directly to unassigned surplus.
 e) A provision is made for unearned premiums and losses recoverable in excess of funds held on business reinsured with unauthorized reinsurers and for past due paid loss recoverables from reinsurers. This provision for reinsurance is charged directly to unassigned surplus.
 f) Ceded reinsurance recoverables for unpaid losses, loss adjustment expenses and unearned premiums are netted against the related reserves, rather than recorded as assets.
 g) Bonds are carried primarily at amortized cost. For GAAP, bonds classified as "available-for-sale" are carried at estimated market value with unrealized gains and losses recorded in shareholder's equity.
 h) The equity in the earnings or losses of unconsolidated affiliates valued using the equity method is recorded as net unrealized capital gains or losses in unassigned surplus, rather than in net income.
 i) The translation adjustment for assets and liabilities denominated in a foreign currency is recorded as a liability, rather than as an adjustment to the respective assets and liabilities.

(2) Summary of Significant Accounting Policies  (Continued)
 Basis of Financial Statement Presentation  (Continued)
 j) The transition obligation for postretirement benefits other than pension that relates to services rendered prior to January 1, 1992 is amortized to expense over 20 years. For GAAP, the company fully recognized the transition obligation expense in 1992.
 Under GAAP, for the years ended December 31, 1996 and 1995, the company had net income of $20,110,472 and $12,748,993, respectively. The company's GAAP stockholder's equity amounted to $183,514,088 and $181,224,571 at December 31, 1996 and 1995, respectively.
 Description of Business
 The company underwrites contract surety, miscellaneous surety and various specialty casualty lines of business throughout the United States. A substantial portion of the premium volume is dependent upon the activity in the construction industry. Coverage is provided through brokers and independent agents. During 1996, there was one producer group that accounted for a substantial amount (approximately 15%) of the company's direct premiums written.
 Unlike insurance policies, surety bonds are three party contracts that require the company to provide coverage once a bond is issued, regardless of whether the premium is paid and the company may not reduce claim payments by the amount of premium due. The company's exposure to credit risk in this area is mitigated by its underwriting expertise which, in part, consists of credit risk assessment.
 Use of Estimates
 In preparing the statutory financial statements, the company's management is required to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimate reflected in the accompanying statutory financial statements is the estimate of loss and loss adjustment expense reserves.
 Investments
 Bonds are carried at the values specified by the National Association of Insurance Commissioners (NAIC), which primarily reflect amortized cost. If the NAIC specifies a value lower than amortized cost, the difference between this value and amortized cost is recorded directly to unassigned surplus as an unrealized capital loss. The amortization of premiums or discounts is recorded in investment income.
 Short-term investments are carried at amortized cost, which approximates market.
 The company's common stock investment in Seaboard Surety Company of Canada is carried on the equity method at its underlying net asset value.
 Net realized capital gains or losses from the sales of bonds are determined on a specific identification basis.
(2) Summary of Significant Accounting Policies  (Continued)
 Premiums Earned
 Insurance premiums are earned evenly over the policy terms. Premiums not yet recognized as revenues are recorded as unearned premiums.
 Loss and Loss Adjustment Expense Reserves
 Loss and loss adjustment expense (LAE) reserves reflect estimates of the total losses and loss adjustment expenses that will ultimately have to be paid under insurance and reinsurance policies. These reserves include claims that have been reported but not settled and losses that have been incurred but not yet reported (IBNR). Loss reserves are established on an undiscounted basis after reductions for reinsurance recoverable and estimates of salvage and subrogation.
 For reported losses, reserves are established on a "case" basis within the parameters of coverage provided in the related policy. For IBNR losses, reserves are estimated using established actuarial methods. Case and IBNR loss reserve estimates reflect such variables as past loss experience, social trends in damage awards, changes in judicial interpretation of legal liability and policy coverages, and inflation. The company takes into account not only monetary increases in the cost of what is insured, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.
 Some of the coverages offered involve claims that may not ultimately be settled for many years after they are incurred, so subjective judgments as to the ultimate exposure to losses are an integral and necessary component of the loss reserving process. Reserves are continually reviewed using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. Reserves established in prior years are adjusted as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in financial results in the periods in which they are made. The company's management believes that the reserves established for losses and loss adjustment expenses are adequate to cover their eventual costs.
 Foreign Currency Translation
 Assets, liabilities, revenues and expenses denominated in foreign currency are included in the accompanying financial statements at the foreign currency amounts. The net assets denominated in foreign currency are translated at year-end exchange rates and the adjustment into U.S. dollars is reflected as a liability in the accompanying financial statements. The change in the liability is charged or credited directly to unassigned surplus. Foreign exchange gains and losses resulting from foreign currency transactions are recorded in other expense in the statement of income.
 Reclassifications
 Some figures were reclassified in the 1995 financial statements to conform with the 1996 presentation. This had no effect on net income or capital stock and surplus as previously reported for 1995.

(3) Bonds
 The following presents the admitted asset value, gross unrealized appreciation and depreciation, and estimated market value of investments in bonds:

                                     December 31, 1996
                                          (In thousands)
                              Gross        Gross
                  Admitted    Unrealized   Unrealized     Estimated
                  Asset Value Appreciation Depreciation   Market Value
 U.S. government  $  47,378   $  1,406     $  (342)       $  48,442
 States and
political
subdivisions      135,163     8,035        (89)           143,109
 Foreign
governments       6,508       164          (80)           6,592
 Corporate
securities        28,694      783          (243)          29,234
 Mortgage-backed
securities        58,017      1,947        (491)          59,473

  Total bonds     $275,760    $12,335      $(1,245)       $286,850
                                         December 31, 1995
                                            (In thousands)
                              Gross        Gross
                  Admitted    Unrealized   Unrealized     Estimated
                  Asset Value Appreciation Depreciation   Market Value
 U.S. government  $  53,718   $  3,450     $ (37)         $  57,131
 States and
political
subdivisions      121,279     10,233       --             131,512
 Foreign
governments       3,669       229          --             3,898
 Corporate
securities        41,893      2,280       (40)            44,133
 Mortgage-backed
securities        54,303      2,804       (105)           57,002
  Total bonds     $274,862    $18,996     $(182)          $293,676
 The company's gross realized capital gains on sales and redemptions of bonds were $76,348 and $4,641 in 1996 and 1995, respectively. The company's gross realized capital losses were $645,225 and $14,428 in 1996 and 1995, respectively.

(3) Bonds  (Continued)
 The following presents a summary of proceeds from the sales and maturities of bonds:
                                              Year Ended December 31,
                                         1996                   1995
                                                (In thousands)
 Sales                                   $17,340            $  1,080
 Maturities and redemptions              26,185             10,070
  Total sales and maturities             $43,525            $11,150
 Presented below is a breakdown of the bond portfolio by years to maturity. For certain bonds, the period of time until maturity may differ from that shown below as a result of calls and prepayments.
                                           December 31, 1996
                                             (In thousands)
                                       Admitted            Estimated
                                      Asset Value       Market Value


 One year or less                        $   1,649 $   1,703
 Over one year through five years        14,852      15,250
 Over five years through ten years       90,271       95,562
 Over ten years 110,971 114,862
 Mortgage-backed securities with various
maturities                               58,017       59,473
  Total bonds $275,760 $286,850
 Bonds carried at $8,349,247 were on deposit at December 31, 1996 with regulatory authorities as required by law.
(4) Agents' Balances and Uncollected Premiums, Net
 Agents' balances and uncollected premiums, net consist of the following:
                                               December 31,
                                        1996                     1995
                                                (In thousands)
 Agents' balances and uncollected
premiums before reinsurance             $ 3,693                $4,726
 Ceded reinsurance balances receivable
(payable):
  Affiliated                            279                   (1,282)
  Unaffiliated                          (4,199)                (5,043)
  Agents' balances and uncollected
premiums, net                          $   (227)              $(1,599)

(5) Loss and Loss Adjustment Expense (LAE) Reserves
 The accompanying table presents a reconciliation of beginning and ending loss and LAE reserves for the last two years.
                                           Year Ended December 31,
                                                 1996  1995


(In thousands)
 Loss and LAE reserves at beginning of year   $ 73,277 $60,722
 Provision for losses and LAE  for claims incurred:
  Current year                                  27,594 24,605
  Prior years                                 (5,908)  (1,837)
   Total incurred                               21,686 22,768
 Loss and LAE payments for claims incurred:
  Current year                                 (4,725) (1,450)
  Prior years                                 (14,896) (8,763)
   Total paid                                 (19,621) (10,213)
   Loss and LAE reserves at end of year       $ 75,342 $73,277
 In 1996, the current year provision for loss and LAE incurred were $27.6 million, an increase of $3.0 million over 1995. This increase was primarily related to loss results within the specialty liability lines of business. Prior year reserves decreased $5.9 million in 1996 compared to $1.8 million in 1995 due to favorable development in the contract surety line of business.
 The reconciliation also shows that losses paid on claims incurred in prior years were $6.1 million greater in 1996 than in 1995. This was the result of a large level of salvage and subrogation recoveries in 1995. In 1996 and 1995, the majority of paid losses and loss adjustment expenses were related to claims in prior years, which is typical for the company's lines of business.
 The loss and LAE reserves of $75.3 million and $73.3 million as of December 31, 1996 and 1995 were reduced by estimated salvage and subrogation of $16.8 million and $18.9 million, respectively.

(6) Environmental and Asbestos Claims
 The company has minimal potential exposure to environmental and asbestos claims through its discontinued participation in assumed reinsurance pools. Primarily all of the identified exposures are for environmental claims. Since the company has no exposure on a direct basis, its gross and net losses are the same. The company's environmental and asbestos related losses associated with its pool participation for the two most recent calendar years were as follows:
                                           Year Ended December 31,
                                       1996              1995
                                            (In thousands)
  Losses and Loss Adjustment Expenses (LAE):
   Loss and LAE reserves at beginning of
year                                     $2,900          $2,900
   Incurred losses and LAE               1,100           1,100
   Calendar year payments for losses
and LAE                                   (900)          (1,100)
    Loss and LAE reserves at end of year $3,100           $2,900
 These amounts include incurred but not reported loss and loss adjustment expense reserves in the amount of $1.7 million on a gross and net basis at December 31, 1996.
 Total environmental and asbestos loss and loss expense reserves of $3.1 million at December 31, 1996, represented approximately 4% of total loss and loss expense reserves of $75.3 million.
 (7) Reinsurance
 The company enters into both assumed and ceded reinsurance transactions and has various ceded reinsurance agreements in force on all lines of business to protect itself from potential losses in excess of what management feels are reasonable retentions of risk. Reinsurance may be placed or accepted on an individual policy basis or on an entire line of business.
 Reinsurance amounts included in the company's financial statements are shown in the following table:
                                  Year Ended December 31,
                                    1996                      1995

                                           (In thousands)
 Assumed reinsurance:
  Written premiums                 $  1,000            $     442
  Earned premiums                       730               233
 Ceded reinsurance:
  Written premiums                    27,813              36,256
  Earned premiums                     32,898              42,195
  Losses and loss adjustment expenses
incurred                               9,228            (1,784)
  Recoverables at year-end:
   Loss and loss adjustment expense
reserves                               50,914             59,771
   Unearned premiums                   20,554            25,639

(7) Reinsurance  (Continued)
 The largest unaffiliated portion (approximately 12%) of the company's total reinsurance recoverables and ceded unearned premiums was with Employers Reinsurance Corporation at December 31, 1996. This company is rated "A++" by A.M. Best Company, "Aaa" by Moody's Investors Service and "AAA" by Standard & Poor's for its property-liability insurance claims-paying ability.
 The company expects the companies to whom it has ceded reinsurance to honor their obligations; accordingly, reserves for losses and loss adjustment expenses and unearned premiums have been reduced by the amounts shown in the preceding table. In the event these companies are unable to honor their obligations, the company would be liable for these amounts.
 Intercompany Reinsurance
 The company ceded approximately 8% of its direct premiums written in 1996 and 9% in 1995 to Fire and Marine under various intercompany reinsurance agreements. The underwriting results related to these agreements are as follows:
                                          Year Ended December 31,
                                          1996                    1995
                                                (In thousands)
 Ceded underwriting results:
  Premiums written                               $8,087 $8,808
  Premiums earned                                $8,852 $9,604
  Losses and loss adjustment expenses             1,689 (1,607)
  Underwriting expenses                           3,322   3,373
   Underwriting gain ceded to Fire and Marine    $3,841 $7,838
(8) Federal and Foreign Income Taxes
 Income Taxes Incurred
 Fire and Marine, the company and other affiliated companies are included in the consolidated federal income tax return filed by SPC. Under the intercompany tax allocation policy, the company computes its current federal income taxes as if the company were filing a separate federal tax return and settles such amounts with SPC.
                                          Year Ended December 31,
                                     1996                     1995
                                           (In thousands)
 Federal income taxes                    $6,805          $4,740
 Foreign income taxes                       551           194
  Total income taxes incurred            $7,356          $4,934

(8) Federal and Foreign Income Taxes (Continued)
 Effective Federal Tax Rate
 The total federal income taxes incurred differed from the statutory tax rate of 35% applied to net income before federal and foreign income taxes for the following reasons:
                                         Year Ended December 31,
                                       1996                     1995
                                                 (In thousands)
 Federal income tax incurred at
statutory rate                             $8,207       $7,087
 Increase (decrease) attributable to:
  Non-taxable investment income             (2,366) (1,985)
  Unearned premiums                             411 204
  Foreign tax credit                           (774) (296)
  Other, net                                  1,327   (270)
   Federal income taxes incurred            $ 6,805 $4,740
 IRS Examinations
 The Internal Revenue Service has examined SPC's consolidated returns through 1992 and is currently examining the years 1993 and 1994. The company believes that any additional taxes assessed as a result of these examinations would not materially affect its net income, liquidity or surplus.
(9) Retirement Plans
 Pension Plan
 SPC maintains a non-contributory, funded defined benefit pension plan (SPC Plan) that provides pension benefits to substantially all company employees. Pension benefits vest after five years of service.
 Contributions to the plan are to provide for current service cost and any unfunded projected benefit obligation over a specified period of time. It is the funding policy of SPC to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act, and any additional amounts which may be necessary. This may result in no contribution being made in a particular year. SPC charges each participating subsidiary for its allocable share of such contributions based on a percentage of payroll adjusted by its estimated funding status. SPC pension cost and the accrued pension liability is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions".

(9) Retirement Plans  (Continued)
 Pension Plan  (Continued)
 The key components of the SPC Plan for 1996 and 1995 are summarized as follows:
                                            Year Ended December 31,
                                                 1996  1995
                                             (In thousands)
 Funded status:
  Vested accumulated benefit obligation       $256,636 $243,474
  Projected benefit obligation                 355,423 352,566
  Plan assets at fair value                    386,618 329,007
 Assumptions:
  Discount rate                                  7.25% 6.75%
  Rate of increase in compensation               4.00% 3.75%
  Expected rate of return on plan assets         9.00% 9.00%
 The SPC Plan net periodic pension cost allocated to the company was $43,306 and $194,890 in 1996 and 1995, respectively. The company's portion of the SPC Plan net accrued pension liability is recorded as an asset by the company due to prepayment of their cost. The amounts recorded were $2,338,745 and $1,879,390 at December 31, 1996 and 1995,
respectively.
 The SPC Plan assets are invested primarily in equities and fixed maturities, and included 380,172 shares of SPC common stock with a market value of $22.3 million and $21.1 million at December 31, 1996 and 1995, respectively.
 Employee Stock Ownership Plan
 The company participates in an Employee Stock Ownership Plan (ESOP) maintained by SPC. The plan was established to purchase shares of SPC stock on the open market for allocation to qualified U.S.-based employees. In 1996 and 1995, the company recorded expense related to this plan of $351,207 and $448,740, respectively.

(9) Retirement Plans   (Continued)
 Preferred Stock Ownership Plan
 The company participates in a Savings Plus Preferred Stock Ownership Plan (PSOP) maintained by SPC. The PSOP allocates preferred shares semi-annually to those employees participating in the SPC Savings Plus Plan. The allocation is equivalent to 60% of employees' contributions up to a maximum of 6% of their salary plus shares equal to the value of dividends on previously allocated shares. Each share is currently convertible into four shares of SPC common stock. In 1996 and 1995, the company recorded expense related to this plan of $409,182 and $438,172, respectively.
 Postretirement Benefits Other Than Pension
 In addition to providing pension benefits, SPC provides certain health care and life insurance benefits for retired employees and their eligible dependents. Most employees will become eligible for these benefits if they retire while working for the company. The cost of these benefits is shared with the retiree. The benefits are generally provided through the SPC Employee Benefits Trust, to which periodic contributions are made to cover benefits paid during the year.
 The company's postretirement benefits cost and the accrued postretirement benefits liability is determined in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits
Other Than Pensions".   The company accrues postretirement benefits
expense during the period of the employee's service. The company accrues postretirement benefits expense and the related postretirement benefits liability as if the company had sponsored its own freestanding plan. The transition obligation for benefits relating to services rendered prior to the 1992 implementation date is being amortized to expense over 20 years.
 The company's net periodic postretirement benefits cost was $552,535 and $505,524 for 1996 and 1995, respectively.
 The key components of the company's portion of the funded status of the SPC Plan are summarized as follows:
                                         Year Ended December 31,
                                              1996    1995
                                          (In thousands)
 Funded status:
  Accumulated postretirement benefits obligation $3,986 $3,970
  Plan assets at fair value                          -- --
 Assumptions:
  Discount rate                                   7.50% 7.00%
  Rate of increase in compensation                4.00% 3.75%
  Expected rate of return on plan assets          9.00% 8.00%
 A health care inflation rate of 7.5% was assumed to change to 7% in 1997, decrease annually to 5% in 2002 and then remain at that level. A 1% increase in the health care cost trend rate assumption would not have had a material impact on the accumulated postretirement benefits obligation or expense for the year.

(10) Capital Stock and Surplus
 The number of authorized, issued and outstanding shares of common stock is 500,000. All authorized shares have a par value of $10.
 The maximum amount of dividends that can be paid by New York domiciled insurance companies to stockholders during a twelve month period without prior approval of the New York Superintendent of Insurance is restricted to the lesser of adjusted net investment income or 10% of capital stock and surplus. Capital stock and surplus for Seaboard Surety Company at December 31, 1996 was $144,007,129 and adjusted net investment income was $44,775,727. The maximum dividend payment which may be made in 1997 without prior approval is $14,400,713. Dividends are paid as determined by the board of directors. Dividends on common stock amounted to $13,895,395 in 1996 and $5,270,000 in 1995.
(11) Commitments and Contingencies
 Lease Commitments
 The company carries on portions of its business activities in rented premises. It also enters into leases for equipment, such as office machines and computers. The total rent expense was $4,319,149 in 1996 and $4,178,908 in 1995.
 Certain leases for rented premises and equipment are noncancelable and the company would remain responsible for payment even if it stopped using the space or equipment. On December 31, 1996, the minimum annual rents for which the company would be liable under these types of leases are as follows: $3,718,000 in 1997; $3,181,000 in 1998; $3,191,000 in 1999; $2,361,000 in 2000; $2,266,000 in 2001; and
$8,688,000 in later years.
 Legal Matters

 In the ordinary course of conducting business, the company has been named as a defendant in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by the company. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of the company in certain ways. The company believes that the total amounts that it will ultimately have to pay in all of these lawsuits will have no material effect on its surplus.
(12) Collateral Held
 During the normal course of business, the company receives collateral from principals for certain surety bonds issued. The collateral is held until the company has been discharged from all liability under these surety bonds and has received payment for all amounts due. As of December 31, 1996 the collateral held for surety bonds which is not reflected on the accompanying financial statements amounted to $77.6 million.

(13)  Subsequent Event
 In 1996, the company received approval from the New York Insurance Department to implement a new intercompany reinsurance agreement with Fire and Marine effective January 1, 1997. The agreement terminates various existing intercompany reinsurance agreements and retroactively implements a 100% reinsurance arrangement. The ceded reinsurance agreements with external reinsurers applicable to the company's business will remain in effect, but with Fire and Marine replacing the company as the ceding company. The company's December 31, 1996, total insurance liabilities, net of related assets, totaled $143.5 million. In 1997, the company transferred long term bonds and cash totaling $143.5 million to Fire and Marine in connection with the transfer of these net liabilities.